Exhibit 99.1

POET Comments on Recent Market Activity

TORONTO, Ontario, November 22, 2023 – POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today provided commentary on recent events, including the above average trading activity in its stock over the past two weeks.

On November 2, 2023, the Company announced an underwritten public offering in the United States and a concurrent offering in Canada (the “Offering”). Since that time, the Company has been actively engaged with prospective investors in the United States and Canada, with a focus on securing institutional investors capable of leading other firms to provide the needed capital to continue the Company’s operations through early 2025.

“Even though market conditions are not favorable to small and micro-cap companies, we are continuing to have positive discussions with several potential investors in the offering,” said Thomas Mika, POET’s EVP & CFO. “Except for speculation around this offering, we have experienced no changes in the Company’s plans, commercial efforts or operations that would be a reason for the recent declines in the Company’s share price.”

The Company has filed a registration statement on Form F-3 (File No. 333-273853) with the U.S. Securities and Exchange Commission (the “SEC”) and a preliminary prospectus supplement to the registration statement, describing the Offering. Potential investors in the Offering are advised to read the prospectus supplement and accompanying prospectus, including the risk factors set forth therein and incorporated by reference therein, and the documents incorporated by reference in or filed as exhibits to the registration statement, for more complete information about the Company and the proposed Offering. Those documents may be accessed free of charge by visiting EDGAR on the SEC’s website at www.sec.gov/EDGAR.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding expectations for growth in revenue). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include statements related to the Company’s most recently completed fiscal quarter and its expectations for commercializing its technology and products, efforts to enhance sales and customer acquisition and the other elements of its growth strategy.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Important factors that could affect performance and cause results to differ materially from those expressed or implied in the forward-looking information or statements are described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as updated from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. These factors include, but are not limited to, the Company’s ability to raise capital (whether in the Offering or otherwise), market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, and operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-507